SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

December 18, 2002

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 4 pages.

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This Form 6-K contains a translation of a letter filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Buenos Aires, December 18th, 2002.

Messrs.

Comisión Nacional de Valores

25 de Mayo 175

City of Buenos Aires

Ref.: Transportadora de Gas del Sur S.A. -  Relevant Information / Gral. Res. Nº 368/01, Record 6, Comisión Nacional de Valores

Dear Sirs,

We are writing to you on behalf of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to inform that on the present day TGS has reached an agreement with the holders of the floating rate Negotiable Obligations Series No. 3 for US$ 100,000,000, due 2002 (the “ONs Series 3”) issued by TGS under the US$ 500,000,000 Program authorized by Resolutions No. 10,330 and No. 11,484 of the CNV dated November 18th, 1993 and October 17th, 1996, respectively.

The Company has agreed with the holders of the ONs Series 3 to a three (3) month extension of the ONs Series 3 maturity date for the payment of principal due thereunder.  The original maturity date was December 18, 2002; therefore the new maturity date will be March 18, 2003.

Yours faithfully,

Transportadora de Gas del Sur S.A.

Enrique P. Prini Estebecorena

Attorney

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Claudio Schuster
	Name:	Claudio Schuster
	Title:	Chief Financial Officer

By:	/s/Cristian Dougall
	Name:	Cristian Dougall
	Title:	Senior Legal Counsel

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